Name of Offeree ____________________ Copy Number ______________________

BROADWAY PROJECT ONE LLC
541 McKinley,
Gary, Indiana, 46404
773 789-9372
www.MoreGoldInvestors.com

CONFIDENTIAL OFFERING MEMORANDUM

Broadway Project One, LLC

Up to 4,280 Shares of Common Stock at $25.00 per share
Maximum Offering - 4280 Shares - $107,000
Minimum Offering - 1400 Shares - $35,000
Minimum Purchase Per Investor -$100 - 4 Shares

This Confidential Offering Memorandum (the "Memorandum") has been prepared in connection with an offering (the "Offering") of up to 4,280 shares of Common Stock, $25.00 par value (the "Shares") of **Broadway Project One, LLC** (the "Company"). The minimum offering amount is $35,000 ("Minimum Offering Amount"), and the maximum offering amount is $107,000 ("Maximum Offering Amount"). The minimum purchase per investor is 4 shares, or $100.00. These securities are being offered through Buy The Block portal. The SEC file number 181123383 and the Central Registration Depository (CRD) number is 287496 of the intermediary through which the offering is being conducted. Officers and directors of the Company will make offers and sales of the Shares; however, the Company retains the right to utilize any broker-dealers registered with the. ("FINRA") and applicable state securities authorities to sell all or any portion of the Shares. If the Company so elects, it may pay such broker-dealers a commission in the amount of up to 10% and a non-accountable expense allowance of up to 3% of the proceeds they have sold. Offers and sales of the Shares will be

made only to "Non-Accredited Investors" as such term is defined in Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended (the "Act"), which includes the Company's officers, directors and affiliates.

The Offering is scheduled to terminate on October 31st, 2019. The Company reserves the right, however, to extend the term of this Offering for a period of up to 30 days. See "The Offering." This Memorandum may not be reproduced in whole or in part without the express prior written consent of the Company.

The date of this Confidential Offering Memorandum is December 3, 2018.

THIS MEMORANDUM IS FOR CONFIDENTIAL USE AND MAY NOT BE REPRODUCED. DISTRIBUTION THAT IS NOT APPROVED BY THE COMPANY MAY RESULT IN A VIOLATION OF FEDERAL AND STATE SECURITIES REGULATIONS. THIS MEMORANDUM AND ALL ACCOMPANYING MATERIALS SHALL BE RETURNED TO AN AUTHORIZED OFFICER OF THE COMPANY UPON REQUEST.

THE SECURITIES HAVE NOT BEEN REGISTERED OR QUALIFIED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR THE SECURITIES LAWS OF ANY STATE, IN RELIANCE UPON ONE OR MORE SPECIFIC EXEMPTIONS FROM REGISTRATION OR QUALIFICATION REQUIREMENTS. SUCH EXEMPTIONS LIMIT THE NUMBER AND TYPES OF INVESTORS TO WHICH THE OFFERING WILL BE MADE. AS A RESULT, THE SECURITIES OFFERED HEREBY ARE OFFERED ONLY TO "ACCREDITED INVESTORS" AS SUCH TERM IS DEFINED IN RULE 501 OF REGULATION D OF THE SECURITIES ACT OF 1933, AS AMENDED.

THE SECURITIES OFFERED HEREBY ARE HIGHLY SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK, AND SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT AFFORD THE LOSS OF HIS OR HER ENTIRE INVESTMENT. NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS MEMORANDUM IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THESE SECURITIES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED OR RESOLD EXCEPT AS PERMITTED UNDER FEDERAL AND APPLICABLE STATE SECURITIES LAWS. THERE IS CURRENTLY NO PUBLIC MARKET FOR THE SECURITIES, AND INVESTORS SHOULD BE AWARE THAT THEY MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE STATEMENTS CONTAINED HEREIN ARE BASED ON INFORMATION BELIEVED BY THE COMPANY TO BE RELIABLE. NO WARRANTY CAN BE MADE THAT CIRCUMSTANCES HAVE NOT CHANGED SINCE THE DATE SUCH INFORMATION WAS SUPPLIED. THERE CAN BE NO ASSURANCE THAT THE COMPANY WILL BE ABLE TO SUCCESSFULLY IMPLEMENT ANY OF ITS PLANS, OR THAT ACTUAL FUTURE PLANS AND PERFORMANCE WILL NOT BE MATERIALLY DIFFERENT FROM THE COMPANY'S PRESENT EXPECTATIONS.

ANY INFORMATION OR REPRESENTATIONS CONTAINED IN THE COMPANY'S PROMOTIONAL OR MARKETING SOURCES OTHER THAN THIS MEMORANDUM MAY NOT BE AS CURRENT OR ACCURATE AS INFORMATION OR REPRESENTATIONS CONTAINED IN THIS MEMORANDUM, AND THEIR CONTENTS ARE EXCLUDED FROM THIS MEMORANDUM.

THIS OFFERING IS SUBJECT TO WITHDRAWAL, CANCELLATION OR MODIFICATION BY THE COMPANY WITHOUT NOTICE. THE COMPANY RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO REJECT ANY SUBSCRIPTION IN WHOLE OR IN PART FOR ANY REASON OR TO ALLOT TO ANY SUBSCRIBER LESS THAN THE NUMBER OF SHARES SUBSCRIBED FOR OR TO WAIVE CONDITIONS TO THE PURCHASE OF THE SHARES.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS MEMORANDUM AS LEGAL, INVESTMENT OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SECURITIES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OF SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO. IN ADDITION, THE OFFERING MATERIALS CONSTITUTE AN OFFER ONLY IF A NAME AND IDENTIFICATION NUMBER APPEAR IN THE APPROPRIATE SPACES PROVIDED ON THE COVER PAGE AND CONSTITUTE AN OFFER ONLY TO THE PERSON WHOSE NAME APPEARS IN THOSE SPACES.

POTENTIAL RISK

EXECUTIVE SUMMARY

Broadway Project One, LLC, (hereinafter "the Business") is a corporation located at 541 McKinley, Gary, Indiana, 46404.

The Company was founded in October of 2018 by Francine Anderson and Lakichay Nadira Muhammad.

It currently has a staff of 0 people, and is slated to expand further.

The Company was initially capitalized by an investment of $95.00 of which a sum of $95.00 is from Francine Anderson and Lakichay Nadira Muhammad. No products and or services have been developed to date from said Business to market in this calendar year or year forthcoming. The break-even point has not been reached and a profit of $0.00 is projected for the current year.

The Company is currently **not** in development of any products and or services which can be expected to produce revenue before the end of the financing period. No products or introduction to products will be introduced to any domestic or international markets for this financing period in fiscal year.

1. THE OFFERING

The Company intends to raise a minimum of $35,000.00 and a maximum of $107,000.00 in this Offering to fund the continued growth of our business. The Common Stock will be offered in a private placement offering pursuant to an exemption from registration under Regulation Crowdfunding promulgated under the Securities Act of 1933, as amended, under exemptions under applicable state securities laws, and in reliance upon the representations and warranties of each of the purchasers that they are purchasing the Common Stock for investment purposes and not with a view to any resale or distribution thereof.

The Offering is being made on an "all or none" basis until the Minimum Offering Amount of $35,000.00 is raised. Proceeds received prior to raising the Minimum Offering Amount will be held in an escrow account with the Company's bank. Upon raising the Minimum Offering Amount, these proceeds will be released for use by the Company and, thereafter, 100% of the proceeds raised in the Offering, up to the Maximum Offering Amount of $35,000.00, will be immediately available for use by the Company without impound or escrow.

The proceeds from the sale of the Shares offered hereby will be approximately $107,000.00 if all 4,280 shares are sold. The net proceeds from this offering will be used to expand marketing, sales and distribution capabilities and provide working capital. The following itemizes the intended use of proceeds:

Intended Use Cost
The intended use of cost is for the purpose of acquiring and funding a Real estate development Project.

Use of Funds		
Funding	Minimum Raise	Maximum Raise
Percentage	$35,000	$107,000
Purchase Building	100%	33%
Rehab $68.36 per sq. ft.	0%	67%

A total of 35,000 for acquiring the physical property. Additionally, if we raise the maximum amount of $107,000 the balance will go towards the rehab which is estimated at $68.36 per sq. ft. for building size 6,240.

The expenditures projected in the foregoing list are estimates based on management projections of the operating needs of the business. Although the amounts set forth represent our present intentions with respect to proposed expenditures, actual expenditures may vary substantially, depending upon future developments such as marketing decisions, sales activity, and certain other factors.

The following table sets forth the actual capitalization of the Company prior to the Offering and as adjusted to reflect receipt of the Maximum Offering Amount proceeds from the issuance and sale of all 4,280 Shares in the Offering.

The total shareholder's equity when maximum is raised will be 20% which represents $107,000 with a total Company capitalization of $535,000.00.

The following description of certain matters relating to the securities of the Company does not purport to be complete and is subject in all respects to applicable Indiana law and to the provisions of the Company's articles of incorporation ("Articles of Incorporation") and bylaws (the "Bylaws").

Each share of Common Stock entitles the holder thereof to one vote on all matters submitted to a vote of the shareholders. The holders of Common Stock do not have preemptive rights or rights to convert their Common Stock into other securities. Holders of Common Stock are entitled to receive, pro rata, such dividends as may be declared by our Board of Directors out of legally available funds. Upon liquidation, dissolution or winding up of the Company, and after payment of creditors and the liquidated preference to preferred stockholders, if any, the assets will be divided pro-rata on a share-for-share basis among the holders of the shares of Common Stock. All shares of Common Stock now outstanding are fully paid, validly issued and non-assessable

The certificates representing the Shares being offered hereby will bear a legend to the effect that the Shares represented by the certificate are not registered under the Act, or under the securities laws of any state, and therefore cannot be transferred unless properly registered under the Act or pursuant to an opinion of counsel satisfactory to counsel to the Company that an exemption from the Act is available.

The following table sets forth certain information, as of December 1st, 2018 and as adjusted to give effect to the Offering, regarding the beneficial ownership of the Common Stock by (i) each beneficial owner of more than 5% of the outstanding shares of Common Stock, (ii) each director of the Company, and each executive officer of the Company, and (iii) by all executive officers, directors of the Company as a group.

Name Lakichay Nadira Muhammad & Francine Anderson
Number of Percentage Owned 10,700 & 10,7000
Percentage Owned   50% & 50%
Shareholder Shares Before Offering 100%
After Minimum 20,000

After Maximum 17,120
All officers, directors, and employees as a group 0%

The Company currently intends to retain its earnings for future growth and, therefore, do not anticipate declaring any dividends in the foreseeable future. The Company would expect that determinations to pay dividends on its shares would be based primarily upon the financial condition, results of operations, regulatory and business capital requirements, any restrictions contained in financing or other agreements binding upon the Company, and other factors that the board of directors deems relevant.

2 BUSINESS PLAN

The company strategy is to: Broadway Project One, LLC will spearhead private development in the Downtown Gary, IN Business District. Our first project involves the complete rehabilitation of 624 Broadway. The project will serve as our flagship development in the Downtown Business District and will attract visitors from around the Gary, Indiana and Chicagoland areas. The project is strategically positioned near the Metra Station, US Steel, The Art House, and Railcats Stadium. These developments have received a considerable amount of press for improving the Downtown Business District. Broadway Project One, LLC will be a welcomed addition to the development that is already occurring in the area but will also generate its own buzz through our extensive marketing plan. Broadway Project One, LLC will purchase the shares sold to investors in 5 years at 1% of the market value.

The marketing strategy is to: To increase brand awareness and asset visibility, Broadway Project One, LLC will be marketed daily through social media postings. Visits to Our offering on Buy the Block ™ website and keyword visibility will be attained by us publishing quality content concerning Broadway Project One, LLC. Thereby, increasing SEO rankings. We will gain attention from the press through article placements and influencer outreach. We will use social media ads for brand awareness, asset visibility, and engagement. Buy the Block€™s website will be used as a foundation to promote across all marketing assets. Broadway Project One, LLC will use email automation to generate leads and to keep shareholders informed of our progress. The company will publish weekly blog posts and create quarterly reports. More Gold Investors Podcast will be used for international project awareness through weekly shows that include updates regarding the progress of Broadway Project One, LLC. More Gold Investors YouTube Page will produce daily shows centered around the progress of Broadway Project One, LLC. Broadway Project One, LLC will use experiential marketing in addition to newspaper and online ads by hosting events at the 624 Broadway site. The company will also use strategic PR in local news outlets to build the Broadway Project One, LLC brand. In addition the company will have monthly investment tours that would bring in groups of potential investors to the Broadway Project One, LLC location in an effort to pitch to them the offerings and showcase the vision of said property/project.

3 A THE TEAM (MANAGEMENT, OFFICERS,)

The following table sets forth each director, principal director, and other control person:

Name Position/Title
Lakichay Nadira Muhammad   Manager
Francine Anderson   Manager
Directors will hold office until their successors have been elected or qualified at an annual shareholders' meeting, or until their death, resignation, retirement, removal, or disqualification. Vacancies on the board will be filled by a majority vote of the remaining directors. Officers of the Company serve at the discretion of the Board of Directors.

We may establish an informal Executive Advisory Board with appointments made by the Board of Directors. The role of the Executive Advisory Board will be to assist our management with general business and strategic planning. We intend to compensate Executive Advisory Board

HISTORICAL FINANCIAL INFORMATION

Any Offeree can request information and consult the Company's accountant and financial advisor's regarding the financial history of the business. Upon request the Offeree will be provided with financial statements for the business covering the previous 3 years.
members with any combination of cash, common stock, or stock options.

Our Articles of Incorporation and bylaws provide blanket indemnification for our directors and officers to the fullest extent permissible under Indiana law. The Company has entered into indemnification agreements with members of the management team that indemnify, defend and hold harmless these members from liability incurred in connection with their duties as officers and directors of the Company.

We maintain insurance policies under which the directors and officers of the Company will be insured, against certain losses arising from claims made against such directors and officers by reason of any acts or omissions in their respective capacities as directors or officers, including liabilities under the Securities Act.

3 B. Business Experience
Lakichay Nadira is the owner and Chief Inspirational Officer at The Center for Self-Improvement, a one stop shop to wellville, designed to help clients to obtain optimal health and wellness through, mental, physical, spiritual and emotional alignment. Lakichay Nadira launched her "wholistic" practice in May of 2007 in an effort to help the community that she served and love develop a healthier lifestyle. As a business owner this Wholistic Practitioner has always had a strong desire to offer the community an opportunity to transform their lives. This Bestselling author and International speaker is excited that her skill sets will allow her to marry her love of community and her love for Real Estate Investing to push towards Community Building.

Francine Anderson AKA Aja Yasir is the proud owner of Simple Beauty Naturals skin care company. After seeing that there were very little safe skin care and beauty options for those who did not want to their precious skin to be attached by chemicals and dangerous products this Serial entrepreneur and business extraordinaire decided to create a product line that could cater to the needs of those who had sensitive skin and wanted a product that their skin would thank them for. Simple Beauty Naturals was born in 2005 and continues to create ground breaking vegan and chemical free products designed for those who love their skin. A celebrated author of many books this financial analyst has always had a love for numbers. With an extensive background in Real Estate Investing which stretches back into the 90's this master farmer and green thumb gardener understands what it means to break soil in more ways than one. Together both Lakichay Nadira and Francine (Aja) decided that they wanted to bring their skills together and breakthrough the boundaries of not just Real Estate Investing but also Real Estate Development. These two joined forces in 2018 to form what is now known as More Gold Investors LLC a Real Estate Investment company designed to help create wealth through Real Estate Investing and Community Development. These lively podcast host believe in breathing life back into their communities and have found a way to do this on the airway as Podcast Host for the popular More Gold Investors Podcast Show. To find out more information about these two proud Community Developers feel free to read their full Bios which can be found on their website @ www.MoreGoldInvestors.com or feel free to follow their progress @ www.BuyTheBlock.com

4. HISTORICAL FINANCIAL INFORMATION

Any Offeree can request information and consult the Company's accountant and financial advisor's regarding the financial history of the business. Upon request the Offeree will be provided with financial statements for the business covering the previous 3 years.

Purpose and intended use of the offering proceed. More Gold Investors intends to use the investments proceeds towards phase I of the Broadway Project One which is our development and acquisition phase. This phase is extremely important as it lays the foundation for the future phases of development.

 Annual Reporting: Investors will be able to find the annual report, and the date by which such report will be available on the issuer's Web site; As an investor you can look to find our annual report in the section entitled "Annual Report" this report can only be accessed by said investors. An investor is described as one who has purchased shares for the **Broadway Project LLC** and has received an email confirmation and via **Buy The Block**. Investors can click the on the Investor tab that can be found on our www.MoreGoldInvestors.com website. An annual report can be found on the last day of the 4th quarter of the fiscal year. Each investor should receive an email with an update providing said information.

Certification of financial accuracy:

More Gold Investors DBA Broadway Project One LLC has reviewed our financial statement and to the best of our knowledge attest that the financial information provided is accurate and up to date.

Grounds for disqualification: If for any reason the Broadway Project One LLC does not raise the anticipated minimum funds as outlined in our agreement this will disqualify investments that were previously made for the benefit of said project in question. In the event that the minimum amount in the sum of $35,000 is not made all monies invested towards the purchase of any shares both minimum and maximum will be returned back to each investor. All investors will be notified if such an occurrence should happen.

Reconfirmation commitment and cancellation: In the event that any material changes are made to the offering of Broadway Project One LLC each investor must reconfirm his or her investment commitment. If the said investor does not reconfirm his or her commitment after any material changes has been made the investment commitment will be cancelled and the committed funds will be returned.

Unanticipated obstacles to execution of business plan
Our proposed plan of operation and prospects will depend largely upon our ability to successfully establish Company's presence in a timely fashion, retain and continue to hire skilled management, technical, marketing and other personnel; and attract and retain significant numbers of quality business partners and corporate clients. There can be no assurance that we will be able to successfully implement our business plan or develop or maintain future business relationships, or that unanticipated expenses, problems or technical difficulties which would result in material delays in implementation will not occur.

Competition
The market is highly competitive. There are low barriers to entry, and we expect that competition will intensify in the future. We believe that numerous factors, including price, client base, brand name, and general economic trends (particularly unfavorable economic conditions adversely affecting consumer investment), will affect our ability to compete successfully. Our competitors include many large companies that have substantially greater market presence and financial, technical, marketing and other resources than we do. There can be no assurance that we will be have the financial resources, technical expertise or marketing and support capabilities to compete successfully. Increased competition could result in significant price competition, which in turn could result in lower revenues, which could materially adversely affect our potential profitability.

Over Reliance on Management
We depend on our senior management to work effectively as a team, to execute our business strategy and business plan, and to manage employees and consultants. Our success will be dependent on the personal efforts of key personnel. Any of our officers or employees can terminate his or her employment relationship at any time, and the loss of the services of such individuals could have a material adverse effect on our business and prospects. Our senior management team has worked together for only a very short period of time, and may not work well together as a management team.

Forward Looking Statements

This Memorandum contains forward-looking statements that are based on our current expectations, assumptions, estimates, and projections about our business, our industry, and the industry of our clients. When used in this Memorandum, the words "expects," anticipates," "estimates," "intends," "believes," and similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. The cautionary statements made in this Memorandum should be read as being applicable to all related forward-looking statements wherever they appear in this Memorandum.

5. RISK FACTORS

Investment in our Shares involves a high degree of risk and should be regarded as speculative. You should consider investing in our Shares only if you can afford the loss of your entire investment. Accordingly, you should consider carefully the following factors, in addition to the other information concerning our Company and our business contained in this Memorandum, before purchasing the Shares offered hereby. The following factors are not to be considered a definitive list of all the risks associated with an investment in our Shares.

THE FUTURE OPERATION OF THE COMPANY IS SPECULATIVE AND INVOLVES A DEGREE OF RISK. THERE IS NO GUARANTEE OR COMMITMENT OR OBLIGATION OF THE COMPANY THAT IT WILL BE SUCCESSFUL OR THAT IT WILL REMAIN IN EXISTENCE LONG ENOUGH FOR THE COMPANY WILL PAY BACK ALL OF THE INVESTMENT THAT IT HAS RECEIVED.

1.   Operation of a Property Renovation Business. The likelihood of success of the Company must be considered in light of the problems, expenses, complications and delays frequently encountered in connection with the operation of a property renovation business.

2.   Dependence upon Key Personnel: Potential Conflicts of Interest. The Company is dependent in its operations upon the services of its management and service providers.

3.   Competition. There are numerous competitors of the Company engaged in the renovation of residential property. Many of these competitors have established brand names and/or pre-existing relationships with many of the Company's prospective customers. It will be necessary for the Company to communicate the quality and style of its operations in order to get customers to sell to and buy from the Company those properties that the Company will renovate. There can be no guaranty that the Company will be successful in its efforts.

4.   The Economy. The economy can weigh heavily upon the real estate industry and the ability of people to purchase homes.   The demand for homes and services of the Company may fall if the economy should decline.

5.   Force Majeure. Operation of any business contemplates the risk that natural or other disasters may cause significant interruptions. The Company may incur losses from natural disasters that are not insurable

6.   Lack of Liquidity. There is no established market or exchange for the resale of the Units. An Investor seeking to sell their Units may have great difficulty in finding a buyer and may find no buyers for their Units.

7.   Limited Transferability of Securities. The Investor should be fully aware of the long-term nature of his or her financial support of the Company. The Units may be transferred only if certain requirements are satisfied. The Investor has represented to the Company that it is acquiring the Units for his or her own investment only and without a view to their immediate resale or distribution. Even if the Investor offers to sell his or her Units after meeting all requirements, there may be no buyers for the Units. There is no market or exchange where the Support may offer their Units for sale. The Investor should consider any investment as 'illiquid' and one that cannot be readily converted into cash. Accordingly, purchasers of the Units must bear the economic risk inherent in the investment for an indefinite period of time.

8.   Risk of Litigation. If the Company is subjected to lawsuits or proceedings by government entities or private parties, or other investors, then expenses or liabilities of the Company arising from any such suit would be borne by the Company. While the Company will seek to obtain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

9.   Income Taxes Imposed on Investors. It is anticipated that any distributions made to Investors above the amount of their investment will be taxed as ordinary income and treated as a passive investment for tax purposes. However, the tax circumstances of each Investor may vary and Investors should check with their personal tax advisor to determine how they may be taxed.

10.   Speculative Determination of Offering Price. The price of the Units being offered hereby was speculatively determined by the Company based upon a large number of assumptions regarding future events that may or may not happen. Accordingly, the price per Unit indicated on the cover of this Memorandum must be considered in terms of the likelihood that all of these future events may occur and the accuracy of the assumptions in terms of their impact on future value. The price for Units in this Offering bears no direct relationship to the current book value, assets or earnings of the Company or any other objective criteria of value.

11.   New Business. The Company is newly formed and has no operating history. Therefore, a prospective Investor has no prior performance of the Company upon which they may rely in assessing the future performance of the Company.

As minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as the issuance of new shares, or the sale of debt, convertible debt or assets of the company.

The Company currently intends to retain its earnings for future growth and, therefore, do not anticipate declaring any dividends in the foreseeable future. The Company would expect that determinations to pay dividends on its shares would be based primarily upon the financial condition, results of operations, regulatory and business capital requirements, any restrictions contained in financing or other agreements binding upon the Company, and other factors that the board of directors deems relevant.

ADDITIONAL INFORMATION

<mark>Broadway Project One, LLC SEC file number # 18114590 and Central Registration Depository (CRD) number 0001757431 (as applicable) of the intermediary</mark>

Broadway Project One, LLC has not conducted any exempt offerings within the past three years.

Broadway Project One, LLC has not conducted any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) during the preceding 12-month period, inclusive of the amount the issuer seeks to raise in the current offering under section 4(a)(6) of the Securities Act. No persons had or is to have a direct or indirect material interest.

Broadway Project One, LLC and notes thereto for the periods ending January 1, 2018 and November 28, 2018 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns. Broadway Project One, LLC was not in existence for the previous tax year

Risks and Uncertainties
The Company has a limited operating history and has not generated revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions.

1. Operation of a Real Estate development firm. The likelihood of success of the Company must be considered considering the problems, expenses, complications and delays frequently encountered in connection with a startup.
2. Dependence upon Key Personnel: Potential Conflicts of Interest. The Company is dependent in its operations upon the services of its management and service providers.
3. Competition. There are numerous competitors of the Company engaged in the real estate industry. Many of these competitors have established brand names and/or pre-existing

relationships with many of the Company's prospective sellers and buyers. It will be necessary for the Company to communicate the quality and style of its operations in order to get customers and the city to support the developments. There can be no guarantee that the Company will be successful in its efforts.

4. The Economy. The economy can weigh heavily upon the real estate industry.

5. Force Majeure. Operation of any business contemplates the risk that natural or other disasters may cause significant interruptions. The Company may incur losses from natural disasters that are not insurable

6. Lack of Liquidity. There is no established market or exchange for the resale of the Units. An Investor seeking to sell their Units may have great difficulty in finding a buyer and may find no buyers for their Units.

7. Limited Transferability of Securities. The Investor should be fully aware of the long-term nature of his or her financial support of the Company. The Units may be transferred only if certain requirements are satisfied. The Investor has represented to the Company that it is acquiring the Units for his or her own investment only and without a view to their immediate resale or distribution. Even if the Investor offers to sell his or her Units after meeting all requirements, there may be no buyers.

8. Risk of Litigation. If the Company is subjected to lawsuits or proceedings by government entities or private parties, or other investors, then expenses or liabilities of the Company arising from any such suit would be borne by the Company. While the Company will seek to obtain a general liability insurance policy covering its activities, such insurance may not cover all costs and expenses related to litigation.

9. Income Taxes Imposed on Investors. It is anticipated that any distributions made to Investors above the amount of their investment will be taxed as ordinary income and treated as a passive investment for tax purposes. However, the tax circumstances of each Investor may vary, and Investors should check with their personal tax advisor to determine how they may be taxed.

10. Speculative Determination of Offering Price. The price of the Units being offered hereby was speculatively determined by the Company based upon many assumptions regarding future events that may or may not happen. Accordingly, the price per Unit indicated on the cover of this statement must be considered in terms of the likelihood that all these future events may occur and the accuracy of the assumptions in terms of their impact on future value. The price for Units in this Offering bears no direct relationship to the current book value, assets or earnings of the Company or any other objective criteria of value.

11. New Business. The Company is newly formed and has limited operating history. Therefore, a prospective Investor has no prior performance of the Company upon which they may rely in assessing the future performance of the Company.

The involved crowdfunding partner **Buy The Block** has **no** financial interest in this project outlined in this Offering Memorandum.

Process to complete the transaction or cancel an investment commitment:
Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials.

Notification of met offering: Buy The Block will notify investors when the target offering amount has been met.

Project Broadway One, LLC may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Reconfirmation of Investment after material change: If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Capital structure: 4280 'Common Stocks' class of securities are being offered and/or outstanding, these such securities have non-voting rights. Securities being offered may be materially limited, diluted or qualified by the rights of any other class of security. Rights held by the principal shareholders of the issuer could affect the purchasers of the securities being offered.

Securities issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) and in accordance with section 4A of the Securities Act (15 U.S.C. 77d-1) and this part may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred: (1) To the issuer of the securities; (2) To an accredited investor; (3) As part of an offering registered with the Commission; or

(4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance. (b) For purposes of this § 227.501, the term accredited investor shall mean any person who comes within any of the categories set forth in § 230.501(a) of this chapter, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. (c) For purposes of this section, the term member of the family of the purchaser or the equivalent includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and shall include adoptive relationships. For purposes of this paragraph (c), the term spousal equivalent means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The name and ownership level of each person, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

As a prospective investor, you and your professional advisors are invited to review any materials available to us relating to our Company, our plan of operation, our management and financial condition, this Offering and any other matter relating to this Offering. We will afford you and your professional advisors the opportunity to ask questions of, and receive answers from, our officers concerning such matters and to obtain any additional information (to the extent we possess such information and can acquire it without unreasonable expense) necessary to verify the accuracy of any information set forth in the Memorandum. All such information and materials may be requested from Francine Anderson at 773-789-9372.

Investment in the Shares involves significant risks and is suitable only for persons of adequate financial means who have no need for liquidity with respect to this investment and who can bear the economic risk of a complete loss of their investment. The Offering is made in reliance on exemptions from the registration requirements of the Securities Act and applicable state securities laws and regulations.

The suitability standards discussed below represent minimum suitability standards for prospective investors. The satisfaction of such standards by a prospective investor does not necessarily mean that the Shares are suitable investment for such prospective investor. Prospective investors are encouraged to consult their personal financial advisors to determine whether an investment in the Shares is appropriate. The Company may reject subscriptions, in whole or in part, in its absolute discretion.

The Company will require each investor to represent in writing, among other things, that (i) by reason of the investor's business or financial experience, or that of the investor's professional advisor, the investor is capable of evaluating the merits and risks of an investment in the Shares and of protecting its own interests in connection with the transaction (ii) the investor is acquiring the Shares for its own account, for investment only and not with a view toward the resale or distribution thereof, (iii) the investor is aware that the Shares have not been registered under the Securities Act or any state securities laws, (iv) the investor is aware of, and has executed and delivered, the subscription agreement to be entered into in connection with the purchase of the Shares, (v) the investor is aware of the absence of a market for the Shares, and (vi) unless otherwise approved by the Company, such investor meets the suitability requirements set forth below.

Except as set forth below, each investor must represent in writing that he or she qualifies as an "accredited investor," as such term is defined in Regulation Crowdfunding under the Securities Act, and must demonstrate the basis for such qualification. To be a non-accredited investor, an investor must fall within any of the following categories at the time of the sale of the Shares to that investor:

Except as set forth below, each investor must represent in writing that he or she qualifies as an "accredited investor," as such term is defined in Regulation Crowdfunding under the Securities Act and must demonstrate the basis for such qualification. To be a non-accredited investor, an investor must fall within any of the following categories at the time of the sale of the Shares to that investor: Who Can Invest? And how much?

Generally, anyone can invest in an offering on Buy the Block; however, securities laws limit how much an investor - even those deemed "accredited investors" - may invest, in a single offer. These limits are calculated during a rolling 12-month period and for a given investor may not exceed:

the greater of $2,200 or S percent of the annual income or net worth of such investor, as applicable, if either the annual income or the net worth of the investor is less than $107,000; and 10 percent of the annual income or net worth of such investor, as applicable, not to exceed a maximum aggregate amount sold of $107,000, if either the annual income or net worth of the investor is equal to or more than $107,000.

As used in this Memorandum, the term "net worth" means the excess of total assets over total liabilities. In computing net worth for the purpose of (1) above, the principal residence of the investor must be valued at cost, including cost of improvements, or at recently appraised value by an institutional lender making a secured loan, net of encumbrances. In determining income, an investor should add to the investor's adjusted gross income any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or other retirement plan, alimony payments, and any amount by which income from long term capital gains has been reduced in arriving at adjusted gross income.

As used in this Memorandum, the term "net worth" means the excess of total assets over total liabilities. In computing net worth for the purpose of (1) above, the principal residence of the investor must be valued at cost, including cost of improvements, or at recently appraised value by an institutional lender making a secured loan, net of encumbrances. In determining income, an investor should add to the investor's adjusted gross income any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or other retirement plan, alimony payments, and any amount by which income from long term capital gains has been reduced in arriving at adjusted gross income.

Any person or entity who meets the suitability standards set forth herein and who desires to purchase Shares offered hereby shall be required to deliver all of the following to the Company prior to such purchase: (a) Signed original copies of the Subscription Agreement. On each signature page, the subscriber must sign, print his, her or its name, address, and social security number or tax identification number where indicated and print the number of Shares subscribed for and the date of execution. The Subscription Agreement will be used by the Company to determine whether the prospective purchaser is an "accredited investor," whether he or she has the requisite knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of a purchase of the Shares, and to determine whether state suitability requirements have been met. All questions must be answered in full. If the answer to any question is "no" or "not applicable," please so state. The last page of the Subscription Agreement must contain the printed name of the subscriber, the required signature and the date of execution.

The Company reserves the right to accept or reject any subscription for Shares in whole or part for any reason whatsoever. If a subscriber is rejected by the Company, all funds tendered for investment will be returned to the subscriber, without interest or deduction, promptly after such rejection, along with notice thereof.

Broadway Project One, LLC
There are no matters that would have triggered disqualification under § 227.503(a) but occurred before May 16, 2016.

None of **Broadway Project One, LLC** issuers or any of its predecessors previously failed to comply with the ongoing reporting requirements of § 227.202.

BROADWAY PROJECT ONE, LLC

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